[Letterhead of Holme Roberts & Owen]

June 26, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attn:  Michele M. Anderson, Legal Branch Chief

Re:                               ICO Global Communications (Holdings) Limited
Amendment No. 1 to Registration Statement on Form 10
File No. 0-52006

Dear Ladies and Gentlemen:

On behalf of ICO Global Communications (Holdings) Limited, a Delaware corporation (“ICO”), we are transmitting herewith via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 1 to the Registration Statement on Form 10 of ICO (“Amendment No. 1”). Amendment No. 1 includes revisions in response to the comments received from the Staff set forth in the letter, dated June 14, 2006, to J. Timothy Bryan, ICO’s CEO (the “Comment Letter”).

For your convenience, we have restated the comments and keyed all responses to the numbering of the comments and the headings used in the Comment Letter.

General

1.                                       Comment:  Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

Response:  ICO acknowledges that it will be subject to the reporting requirements under Section 13(a) of the Exchange Act on the effective date of the Registration Statement. ICO is today filing Amendment No. 1 in response to the Staff’s comments and plans to work with the Staff to address any additional comments within this 60-day period.

2.                                       Comment:  Please update your financial statements and all applicable sections.

Response:  Amendment No. 1 includes updated consolidated financial statements and updated financial information in all other applicable sections to reflect the completion of ICO’s latest fiscal quarter.

Disclosure Regarding Forward-Looking Statements

3.                                       Comment:  Please revise to delete the second sentence of the second paragraph, as it is inappropriate for you to disclaim responsibility for statements made in your document. Instead, you may caution readers not to place undue certainty on any forward-looking statements.

Response:  We have revised the disclosure as requested.

Business, page 1

General

4.                                       Comment:  Consider revising to disclose that your website is located at www.ico.com. See Item 101(e)(2) of Regulation S-K.

Response:  We have added disclosure of ICO’s website address as requested. It is located on page 15 at the end of the “Business” section.

5.                                       Comment:  Revise to update the status of the various plans you disclose throughout this section. For example, disclose the status of your exploration into the development of a new MEO business plan outside of North America, including the extent to which you have had discussions with potential partners to provide funding. Similarly address the extent of your discussions with strategic partner candidates to develop the infrastructure required for your MSS/ATC System, including the number of parties contacted, whether you are negotiating terms with any of these parties, etc.

Response:  We have expanded and updated the disclosure concerning ICO’s discussions with potential strategic partners for its MSS/ATC System and potential financing partners for its MEO operations. We have also cautioned investors that “At this point, we do not know how such discussions will ultimately proceed and whether we will reach any agreement with any of the potential partners.”  (See “Business—Business Opportunity and Strategy—North America—Business Model and Potential Customers” on page 5 and “—Outside of North America” on page 6.)

We believe it would be potentially misleading or harmful to ICO’s investors to further characterize and disclose the nature of ongoing discussions with potential partners as (i) it will undermine ICO’s ability to obtain the best results for the company and its stockholders through the competitive partnership “courting” and negotiation process, and (ii) given the fast-paced and constantly changing negotiation process, information about the status and content of negotiations can become materially outdated very quickly and may lead to speculation in the market.

We believe this situation is similar to the situation the Staff considered in promulgating the Form 8-K Disclosure Requirements final rules in August 2004. The Staff had initially proposed requiring public registrants to disclose letters of intent and other non-binding agreements. The final rules adopted did not include such a requirement. In discussing the elimination of the proposed requirement in the final rules, the Staff acknowledged receiving, and by implication was persuaded by, comments that “disclosure of non-binding agreements could cause significant competitive harm to the company and create excessive speculation in the market” and that “few such letters [of intent] culminate in a completed transaction.”  SEC Release Nos. 33-8400 and 34-49424 “Final Rule:  Additional Form 8-K Disclosure Requirements and Acceleration of Filing Date.”

For the same reasons that letters of intent and other non-binding agreements are not required to be disclosed on Form 8-K, we believe it is inappropriate to disclose the status of ICO’s discussions beyond the information included in Amendment No. 1.

Financial Information about Geographic Areas, page 14

6.                                       Comment:  We note that you have no assets listed in the line item, “Foreign,” for 2004 and 2005. On page 11, you state that you have a network management center and a back-up center in Slough, United Kingdom and a facility in Itaborai, Brazil. Please revise or advise. Also, tell us why this disclosure is not required to be disclosed in your notes to the financial statements under paragraph 38(b) of FAS 131.

Response:  As of March 31, 2006 and December 31, 2005 and 2004, the net book value of all ICO’s foreign long-lived assets, including those related to its MEO satellite system (including its facilities in Slough, United Kingdom and Itaborai, Brazil), was zero. FAS 131 requires ICO to disclose financial information about geographic areas for all periods presented in the consolidated financial statements. Disclosure regarding long-lived assets by geographic areas pertains to the balance sheet, for which the periods presented are March 31, 2006 and December 31, 2005 and 2004. As such, there is no required disclosure in ICO’s consolidated financial statements pursuant to SFAS 131. However to clarify, we have revised Note 3 to the consolidated financial statements, page F-13, to reflect that, as of March 31, 2006 and December 31, 2005 and 2004, the net book value for all of ICO’s foreign long-lived assets is zero.

Risk Factors, page 14

General

7.                                       Comment:  Please avoid the generic conclusion in the captions and discussions that if a risk occurs, your business and results of operations could be adversely affected or harmed. Instead, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc. Also revise other subheadings that currently do not indicate a specific risk to you or your investors, such as “ATC spectrum access is limited by technological factors” and “We have not yet applied for ATC authorization.”

Response:  We have revised the captions and conclusions throughout Item 1A to provide more specific disclosure regarding the risk disclosed and its possible impact.

8.                                       Comment:  To provide readers with a better understanding of the magnitude of the risks discussed, and to the extent practicable, please revise your risk factors to quantify the possible impact on your company’s financial condition, results of operations, or liquidity if a risk materializes. For example:

•                    Disclose the degree to which your “capital requirements would be even more substantial” if you were required to develop the necessary ATC ground infrastructure alone, as discussed in “We have no significant operations...” on page 15;

•                    Clarify the amount you will need to pay for the launch insurance policies summarized on page 11, insurance that would cover the cost of insurance, and the degree to which your premiums would rise if you failed to launch a satellite, as discussed in “There are significant risks associated with building, launching and operating the satellite...” on pages 15 through 16;

•                    Estimate the amount of your possible tax liability if the IRS determines that the company incorrectly offset the gain on the disposition of certain securities with losses incurred in connection with the abandonment of assets associated with your MEO network, as discussed in “We are currently being audited by the IRS...” on page 18;

•                    Quantify the amount of expenses the company has incurred in connection with its litigation with Boeing, the amount it expects to incur in the future simply to pursue the litigation, and the possible amount of damages that you would owe if Boeing is successful in its litigation, as discussed in “We are engaged in litigation with The Boeing Company...” on page 18.

These are examples only. Also provide quantified discussions of these factors in your MD&A where appropriate.

Response:  The Staff’s comment in this regard has been noted, and, to the extent practicable, we have revised Item 1A to quantify the possible impact if a risk disclosed materializes. We have also provided quantified discussions of these risks in the MD&A section, where appropriate and to the extent practicable. While we have quantified the amount ICO expects to continue to expend in connection with the Boeing litigation, we are unable to provide the amount of damages ICO would owe if Boeing were successful as Boeing has not stated in its complaint the amount of monetary damages it is seeking. We believe it is inappropriate to speculate as to the amount of potential damages in this situation.

“The interests of our controlling stockholder may conflict with your interests...,” page 25

9.                                       Comment:  Revise to clarify that Eagle River’s sole manager and member, Mr. McCaw, is also your chairman.

Response:  We have clarified the disclosure as requested on page 26.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

10.                                 Comment:  The Commission’s Interpretive Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and

                                                Analysis of Financial Condition and Results of Operations,” located on our website at http://www.sec.gov/rules/interp/33-8350.htm, recommends that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please consider expanding your MD&A to address any known trends or uncertainties that could materially affect your results of operations or liquidity in the future, providing detailed and quantified disclosure to the extent practicable in place of some of the generalized disclosure that currently appears in this section. For example, discuss and analyze:

•                    the payments owed to Loral in the 2006 and 2007 fiscal years, as summarized on page F-23, as well as the amounts payable for the provision of launch services for your GEO satellite and the delivery of certain gateway segment equipment, including how you intend to pay for them;

•                    the possible tax liability that you will owe if the IRS determines that the company incorrectly offset the gain on the disposition of certain securities with losses incurred in connection with the abandonment of assets associated with your MEO network, as discussed on page 18;

•                    the ongoing costs of litigation with Boeing, as summarized on pages 11 and 52;

•                    the risks associated with launching your GEO satellites into orbit, the attendant costs for insuring launch and insuring the cost of insurance, and the impact on the company going forward if a satellite was lost during launch;

•                    the increased costs you will incur if you fail to secure a partner to assist in the development of the necessary ATC ground infrastructure;  and

•                    the “substantial expenses” and “ongoing compliance costs” associated with Sarbanes-Oxley regulatory compliance, as mentioned in your risk factor on page 19.

Response:  We have expanded the MD&A disclosure along the lines suggested. In particular, we have added a new “Risks and Uncertainties” subsection in which we have identified known demands, commitments and uncertainties that could materially affect ICO’s results of operations or liquidity, including the potential tax liability, ongoing litigation costs, risks associated with launching and insuring ICO’s GEO satellite, and an estimate of the additional costs ICO would incur in developing its ATC ground infrastructure alone, rather than with strategic partners. In addition, we have expanded the disclosure in the “Liquidity and Capital Resources—Future Funding Requirements” subsection to include more detail on satellite and ground systems development costs and the cost of launch services that is contained in the “Contractual Obligations” subsection of MD&A, as well as in the notes to the consolidated financial statements. Under “Results of Operations—General and Administrative Expense,” we have expanded the disclosure to discuss anticipated increased costs associated with ICO becoming a public company.

11.                                 Comment:  Detailed disclosure of the company’s future liquidity requirements should also be provided, including quantified disclosure, if possible. Your liquidity section should discuss the cash requirements for beginning operations. For example, your liquidity section should provide detailed (and quantified, if possible) disclosure regarding the expenses you expect to continue to incur in connection with your plans, including payments to the manufacturer of your satellite, expenses related to your debt, the costs of finding a partner to facilitate development of the required ATC infrastructure, and how those strategies will affect the company’s cash needs. Explain how such expansion plans will affect your capital expenditures and liquidity.

Response:  We have expanded the disclosure in the “Liquidity and Capital Resources” subsection to give a better overview of ICO’s historic and anticipated liquidity requirements. We have expanded the “Future Funding Requirements” subsection to further quantify, to the extent possible, ICO’s estimated capital expenditures and liquidity requirements in connection with its plans, including if it proceeds without strategic partners. Please also see our response to Comment No. 10.

12.                                 Comment:  We note that the company faces numerous milestones imposed by the FCC and Ofcom that will force the company to incur significant expenses in coming years and, if not met, may have a material impact on the company’s liquidity and financial condition. Revise MD&A to set forth your numerous regulatory hurdles you face in order to begin operations not only in the U.S. (to provide MSS/ATC services) but also in Europe. For each regulatory requirement, specify the date by which you must be in compliance, quantify the expenses you will need to incur in order to meet each milestone (in this regard, we note the reference to “costs projected” on page 15), and quantify, to the extent practicable, the impact on your liquidity and financial condition if you fail to meet a regulatory milestone.

Response:  We have added disclosure in the new “Risks and Uncertainties” subsection of MD&A to address (i) the demands associated with the various regulatory milestones, (ii) associated capital expenditures in order to meet the milestones and certify the MSS portion as operational, and (iii) the possible impact if ICO fails to meet a milestone and is unable to obtain an extension or waiver from the FCC. With respect to regulatory hurdles for ATC authorization, we have clarified that ICO has not yet applied to the FCC for ATC authorization, but intends to do so in 2007. With respect to regulatory hurdles for the MEO authorization to provide services in Europe, we have clarified the current regulatory uncertainty as to the milestone requirements and deadlines. In addition, we have added disclosure of the estimated funding required for the ATC portion of the system, the requirement for MSS/ATC System certification imposed under the indenture governing ICO North America’s 7.5% notes and, in each case, the potential impact on ICO’s liquidity and financial condition.

By way of further explanation of the disclosure added with respect to the MSS system, we note that ICO is required to meet a series of construction, launch and orbital slot milestones that are merely measuring progress toward meeting the final critical milestone of certifying the MSS system as operational. The milestones are simply components of the overall project—certain milestones relate to somewhat mechanical steps such as signing construction contracts, approval of designs and ordering certain equipment for the system.

While each milestone must be met or waived, there will be no value to ICO and its investors unless and until the final milestone of certifying the MSS system as operational is met. Likewise, the “costs projected” noted in your comment is a reference to ICO’s estimate of the total funding required for the MSS/ATC System. We have added disclosure on pages 40 and 41 of the estimated funding required for the two portions of the system (MSS and ATC) in part to reflect the fact that each portion will be required to be certified as operational to the FCC and to present information to investors in the same form that it is reviewed by management. The estimates are not amenable to being further divided and attributed to specific interrelated milestones that are simply elements of the broader project to complete the MSS system and certify it as operational. Management does not believe that it would be practicable to attribute expenses to the various milestones or that such an artificial presentation would provide meaningful disclosure to investors, as management itself does not review such a presentation. Further, as stated on page 40, ICO believes that its cash, cash equivalents and available-for-sale investments will be sufficient to fund the remaining portion of the MSS development requirements. Finally, failure to meet a regulatory milestone and obtain an extension or waiver has the same impact in each possible instance—the risk of ICO losing its MSS authorization, which would be an event of default under the indenture governing the 7.5% notes.

In light of the above and commensurate with the attention and focus that management devotes to certain critical milestones, we have attempted to structure the discussion to focus the disclosure to investors on these critical milestones. We feel it is more appropriate and in keeping with the Commission’s interpretive guidance in Release No. 33-8350 to focus on the information that management believes is the most important to investors by emphasizing the critical milestones, rather than including a discussion of each milestone in light of the fact that (i) the milestones are simply interrelated components of one overall program and that there is therefore a total projected cost for completion of the MSS system, and (ii) the impact of failing to meet a milestone is identical for each of the milestones.

Overview, page 29

13.                                 Comment:  The purpose of an Overview section is to provide investors with an executive level introduction to ICO Global, its subsidiaries, its products and services, and the matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. In providing this information, it is important that it not merely duplicate the detailed information provided in the Business section. Rather, the Overview section should provide investors with an executive level introduction of the economic or industry-wide factors that management views as most relevant to the company as a whole and to each of its operating subsidiaries. Also, this discussion should provide insight into challenges, risks and opportunities of which management is aware of and discuss any actions being taken to address the same. This latter point seems particularly significant given your history of losses, the numerous factors that could have an impact on the company’s liquidity, and the significant regulatory hurdles the company faces in order to begin and continue operations. For a more detailed discussion of what is expected in this section, please refer to Release No. 33-8350.

Response:  We have revised the “Overview” subsection of MD&A to remove background information contained in greater detail in other parts of the registration statement and to emphasize the factors of primary concern to management at this point in ICO’s development—i.e., meeting MSS/ATC System development time tables (including the launch of the GEO satellite by July 1, 2007 and certification of the MSS system as operational by July 17, 2007) within the planned amounts of capital expenditures, which is discussed in greater detail in the “Liquidity and Capital Resources” subsection. We have also highlighted the challenges, risks, opportunities and uncertainties at this stage in ICO’s development and have added a cross reference to the new “Risks and Uncertainties” subsection of MD&A.

14.                                 Comment:  Discuss in more detail why you decided to revise your business plan from the MEO satellite system to the MSS satellite system.

Response:  We have expanded the disclosure as requested.

Results of Operations, page 32

15.                                 Comment:  Provide more specific and quantified (if possible) disclosure about the “additional costs necessary to develop [y]our MSS/ATC system.”  Similarly address the sources and uses of the funds necessary to complete the development of the MSS portion of the system in the first paragraph under “Future Funding Requirements” on page 36. Also revise the disclosure on page 36 to clarify why your subsidiary might need to incur additional indebtedness to complete the MSS portion beyond the $525 million to $600 million as currently projected.

Response:  We have added disclosure about the additional costs to develop the MSS/ATC System under “Results of Operations—General and Administrative Expense,” as well as in the “Liquidity and Capital Resources—Future Funding Requirements” subsection. We have also clarified the disclosure about the sources of funds necessary to develop the system through 2007 and the potential incurrence of additional indebtedness by ICO North America.

16.                                 Comment:  Please revise to present the interest income in parenthesis and the interest expense without parenthesis.

Response:  We have revised the presentation as requested.

Gain on Disposal of Assets, page 33

17.                                 Comment:  Please tell us the nature of the equipment exchanged.

Response:  The equipment ICO exchanged for the forgiveness of its $2 million obligation was satellite base station equipment that was located at two of ICO’s gateways. This equipment, which prior to exchange was a part of ICO’s MEO satellite system, is responsible for managing the allocation of all satellite radio resources. We have expanded the disclosure under “—Gain on Disposal of Assets” on page 35 accordingly.

Liquidity and Capital Resources, page 34

18.                                 Comment:  You state in the second paragraph that you believe your cash, cash equivalents and available-for-sale investments will be sufficient to fund your operational and capital requirements “at least through the end of 2007.”  However, your disclosure at the bottom of page 29 about the lack of assurance that you will be able to obtain the funding necessary to complete the construction of your MSS/ATC System and fund your working capital requirements, as well as your first risk factor discussion on page 15, suggest that you will require significant funding. Please revise to clarify the nature and timing of your financing needs.

Response:  We have revised the disclosure to clarify that ICO has sufficient funds to complete development of the stand-alone MSS portion of its MSS/ATC System and have quantified the estimated additional costs to be incurred to develop the ATC portion of the MSS/ATC System if ICO proceeds to develop the system without strategic partners. We have included this in both the “Liquidity and Capital Resources” subsection as well as the “Risks and Uncertainties” subsection of MD&A.

19.                                 Comment:  Provide a discussion of your anticipated capital expenditures in addition to those related to the development of your MSS/ATC System, and quantify the expected amounts of capital expenditures for 2006.

Response:  We have added disclosure that ICO does not expect to make material capital expenditures during the remainder of 2006 or 2007 other than in connection with the development of its MSS/ATC System.

20.                                 Comment:  Expand to discuss the nature of the indenture’s restrictions on ICO North America’s transactions with you or your affiliates. Also disclose the events that constitute events of default under the 7.5% notes and the consequences of default.

Response:  We have expanded the disclosure as requested.

Security Ownership of Certain Beneficial Owners and Management, page 39

21.                                 Comment:  Revise the table to include the full number and percentage of Class A shares that Eagle River and Mente, LLC, beneficially own.

Response:  We have revised the table as requested.

22.                                 Comment:  Disclose the person(s) who has voting and/or investment control over the shares held by CDR-Satco LLC, to the extent it is not widely held.

Response:  We have added the requested disclosure.

Employment Agreements with Named Executive Officers..., page 49

23.                                 Comment:  Provide disclosure about the parameters that will be evaluated in determining whether bonuses are to be paid to your executive officers, including whether bonuses are paid regardless of whether or not the company is profitable as measured by net income.

Response:  We have expanded the disclosure as requested.

Certain Relationships and Related Transactions, page 52

24.                                 Comment:  Disclose the amount paid to Davis Wright Tremaine LLP for legal services during the last fiscal year.

Response:  We have added the requested disclosure.

Report of Independent Registered Public Accountant, page F-4

25.                                 Comment:  We note that the audits were conducted in accordance with the auditing standards generally accepted in the United States of America. Please tell us why the audit report is not required to refer to the standards of the Public Company Accounting Oversight Board (United States).

Response:  PricewaterhouseCoopers LLP has revised its audit report to reflect the fact that its audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Consolidated Statements of Changes in Stockholders’ Equity, page F-10

26.                                 Comment:  Please tell us the nature of your deferred tax liability associated with the Nextel Communications, Inc. share contribution.

Response:  On February 29, 2000, Eagle River contributed 5,931,418 shares of Nextel Class A common stock to ICO. These shares had a pre-tax fair market value of $401.5 million. In return for the Nextel shares contributed, Eagle River received 36,345,786 shares of ICO’s Class B common stock. The deferred tax liability associated with this share contribution that is reflected in ICO’s Consolidated Statements of Changes in Stockholders’ Equity (Deficiency in Assets) is the tax effect of the difference between the fair market value and the tax basis in the Nextel shares upon contribution.

Note 3. Use of Estimates, page F-13

27.                                 Comment:  Revise expand your disclosures in the “Critical Accounting Policies” on page 30 to include your accounting policies for depreciation, taxes, contingencies, and asset useful lives.

Response:  We have expanded the disclosure as requested. ICO’s management has determined that depreciation and asset useful lives are not currently considered significant estimates as ICO does not expect to place a significant amount of its fixed assets into service until at least the third quarter of 2007. We have revised the disclosure in the notes to the consolidated financial statements under “Use of Estimates” accordingly.

Note 5. Impairment of Long-Lived Assets, page F-20

28.                                 Comment:  In 2003, we note that you decided that you would no longer provide full funding of the gateways for the MEO satellite system. We also note that you wrote down the system to zero even though you are exploring “the development of a new MEO business plan outside North America that would utilize both the Company’s physical and regulatory MEO satellite assets.”  On page 11, you disclose that you have one MEO satellite in orbit that provides data gathering services. On page 19, you disclose that you are still performing under one of the agreements. Please tell us how you determined that the assets should be written down to zero and your consideration of paragraph 28 of FAS

                                                144. Also, tell us why you are not recognizing any revenues related to the F2 satellite that is providing data sharing services.

Response:  In accordance with FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, ICO regularly assesses whether its long-lived assets are valued appropriately or should be impaired based on changes in economic environment or business circumstances. ICO evaluated the criteria of FAS 144, including paragraph 28, and concluded that the MEO assets were fully impaired as of December 31, 2004. The MEO assets were never placed in service. In December 2004, ICO’s Board of Directors formally resolved to pursue a GEO system and to discontinue the pursuit of a MEO system using the existing MEO assets.

As noted in our response to Comment No. 14, we have expanded the disclosure in various sections of Amendment No. 1 to give more background on the uncertain regulatory climate, satellite launch failure and manufacturing issues and ensuing litigation that contributed to ICO significantly curtailing construction activity on its MEO system. We have expanded the disclosure to provide the context of uncertainty in which ICO is exploring possible development of a business plan. We have also disclosed that development of a MEO business plan will likely necessitate ICO securing a strategic partner. We have also revised Notes 1 and 5 to ICO’s consolidated financial statements to remove all references to development of a future MEO business plan.

ICO’s F2 satellite is not currently providing revenue for its intended purpose. The revenue that the F2 satellite generates for the data sharing services it provides is nominal (approximately $50,000 per year). Because of this, ICO has classified this immaterial amount of revenue in other income and expense.

Note 8. Purchase Commitments. page F-23

29.                                 Comment:  Please tell us how you are accounting for the incentive payments and the basis for your accounting. Include in your response references to the appropriate accounting literature.

Response:  Performance payments related to the satellite construction contract with Space Systems/Loral are fixed price payments associated with meeting the milestones established by the FCC to maintain ICO’s authorization to provide MSS. In-orbit satellite performance incentives relate to effective operations of the satellite once it has been launched. In accordance with SFAS No. 5, Accounting for Contingencies, ICO accrues performance payments related to the construction of the satellite when it is probable that a milestone will be met and when the amount can be reasonably estimated. These amounts are capitalized to “Satellite under construction” on our consolidated balance sheets as they are considered a cost of construction of the satellite.

Note 9. Restricted Stock Awards, page F-26

30.                                 Comment:  Please tell us why it is appropriate to recognize the 1 million shares of restricted Class A common stock granted to Eagle River for services provided in the prior five years as a stock dividend. Also, tell us how you determined the fair market value of $0.01 per share. Include in your response references to the appropriate accounting literature.

Response:  During the fourth quarter of 2005, ICO granted 1,000,000 shares of restricted Class A common stock to Eagle River, its controlling shareholder. Eagle River’s economic interest is approximately 34% and voting interest is approximately 69%. The restricted stock grant to Eagle River was accounted for as a dividend based on the guidance of EITF 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44—Issue 21 (“EITF 00-23”).

According to EITF 00-23, “because the controlling entity can always direct a controlled entity to grant stock compensation to its employees and to employees of other members of the control group, the entity granting the stock compensation should measure the fair value of the award at the grant date and recognize that fair value as a dividend to the controlling entity. Because the controlling entity has the discretion to require entities it controls to enter into a variety of transactions, recognizing the transaction as a dividend more closely mirrors the economics of the arrangement because it will not be clear that the entity granting the stock compensation has received goods or services in return for that grant, and, if so, whether the fair value of those goods or services approximates the value of the equity awards. The Task Force observed that paragraph 3 of Statement 57 states that ‘transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist.’”
EITF 00-23 was superseded by the issuance of Statement of Accounting Standards 123(R) Share Based Payments (“SFAS 123(R)”) issued in December of 2004;  however SFAS 123(R) is effective for fiscal years beginning after December 15, 2005. As such, ICO has applied the guidance of EITF 00-23 to the above transaction that occurred in the fourth quarter of 2005.

The fair market value of the shares was determined to be $3.95 per share based on the quoted market price for ICO’s Class A common stock (ICOHA.PK) on November 14, 2005, the date of grant, for a total fair value of $3.95 million. As ICO does not have any retained earnings against which to record a dividend, the dividend paid was recorded against additional paid-in-capital. The $10,000 recorded as common stock on the Consolidated Statement of Changes in Stockholders’ Equity (Deficiency in Assets) is the par value of the stock issued ($0.01 par value per share x 1,000,000 shares), and the ($10,000) reflected in additional paid-in-capital is the dividend declared (additional paid-in-capital of the stock issued) of $3.94 million less the dividend paid (total fair value of the restricted shares issued) of $3.95 million.

Attached to this letter is a statement from ICO acknowledging the matters requested by the Staff.

If you would like to discuss any of the responses above or any other matter, please contact the undersigned, Garth Jensen, at (303) 866-0368.

Sincerely,

/s/ Garth B. Jensen
Garth B. Jensen, Esq.

cc:           Derek Swanson, Staff Attorney, SEC
                Michael Henderson, Staff Accountant, SEC
                Dean Suehiro, Senior Staff Accountant, SEC
                J. Timothy Bryan, CEO, ICO
                Dennis Schmitt, Senior Vice President, Finance, ICO
                John Flynn, General Counsel, ICO
                David Baca, Davis Wright Tremaine LLP
                Paul Bradley Bifford, Davis Wright Tremaine LLP

Statement of Acknowledgement

The undersigned, Dennis Schmitt, on behalf of ICO Global Communications (Holdings) Limited (the “Company”), in connection with the Company filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to its Registration Statement on Form 10, hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Dennis Schmitt                                                                               June 26, 2006
Dennis Schmitt
Senior Vice President, Finance
ICO Global Communications (Holdings) Limited